Exhibit 99.1

Corteva Agriscience and AgPlenus Announce Collaboration for the Development of
Novel Herbicides

Collaboration to address rise in global weed resistance using Corteva’s product discovery and development expertise and AgPlenus’ internal novel herbicide pipeline

Wilmington, DE., USA and Rehovot, Israel – March 25, 2020 — Corteva Agriscience (NYSE: CTVA), a leading pure-play agriculture company, and AgPlenus, a subsidiary of Evogene Ltd., (NASDAQ: EVGN, TASE: EVGN), today announced that they have entered into a multi-year collaboration for the development of novel herbicides. The collaboration will combine Corteva’s strengths in crop protection product discovery and development with AgPlenus’ expertise in designing effective and sustainable crop protection products using predictive biology.

By leveraging their complementary expertise, Corteva and AgPlenus will address the rise of global weed resistance, created in-part by the absence of new modes of action (MoAs) for weed control over the past 30 years. Successful products resulting from the collaboration will enter a multi-billion-dollar market.

“Weed resistance presents a serious challenge for today’s farmers,” said Neal Gutterson, Senior Vice President and Chief Technology Officer, Corteva Agriscience. “So much has changed since the last MOAs were identified in the early 1990s. It’s time to find new solutions; our collaboration with AgPlenus positions us well to do that.”

Under the terms of the agreement, Corteva will apply its extensive crop protection research and development expertise, and AgPlenus will apply a robust computational platform to optimize several of AgPlenus’ chemical families. Such chemical families have already been validated for herbicidal activity and are connected to new MoAs. Corteva holds an exclusive license from AgPlenus to commercialize herbicides based on these chemical families. Additional financial terms of the collaboration were not disclosed.

Eran Kosover, AgPlenus’ CEO stated: “We are very excited with this new collaboration with Corteva Agriscience, a pioneer in the development of novel herbicides. This collaboration will focus on optimizing our leading chemical families putting us in an excellent position to pursue our target of developing novel herbicides. I am confident that AgPlenus’ unique approach in the development of herbicides, alongside Corteva Agriscience’s extensive scientific and market know-how, will lead to new and sustainable innovation in the herbicides market.”

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About Corteva Agriscience
Corteva Agriscience is a publicly traded, global pure-play agriculture company that provides farmers around the world with the most complete portfolio in the industry – including a balanced and diverse mix of seed, crop protection and digital solutions focused on maximizing productivity to enhance yield and profitability. With some of the most recognized brands in agriculture and an industry-leading product and technology pipeline well positioned to drive growth, the Company is committed to working with stakeholders throughout the food system as it fulfills its promise to enrich the lives of those who produce and those who consume, ensuring progress for generations to come. Corteva Agriscience became an independent public company on June 1, 2019, and was previously the Agriculture Division of DowDuPont. More information can be found at www.corteva.com.

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Corteva Agriscience Cautionary Statement About Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which may be identified by their use of words like “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “targets,” “estimates” or other words of similar meaning. All statements that address expectations or projections about the future, including statements about Corteva’s strategy for growth, product development, regulatory approval, market position, anticipated benefits of recent acquisitions, timing of anticipated benefits from restructuring actions, outcome of contingencies, such as litigation and environmental matters, expenditures, and financial results, as well as expected benefits from, the separation of Corteva from DowDuPont, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Corteva’s control. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Corteva’s business, results of operations and financial condition. Additionally, there may be other risks and uncertainties that Corteva is unable to currently identify or that Corteva does not currently expect to have a material impact on its business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Corteva’s management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Corteva disclaims and does not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law. A detailed discussion of some of the significant risks and uncertainties which may cause results and events to differ materially from such forward-looking statements is included in Corteva’s Annual Report on Form 10-K for the Period Ended December 31, 2019 filed with the U.S. Securities and Exchange Commission.

About AgPlenus Ltd.
AgPlenus is designing effective and sustainable crop protection products by leveraging predictive biology. The Company aims to develop crop protection products: herbicides, insecticides, fungicides and crop enhancers. AgPlenus is a fully owned subsidiary of Evogene Ltd. (NASDAQ, TASE: EVGN). For more information, please visit www.agplenus.com

About Evogene Ltd.
Evogene (NASDAQ:EVGN, TASE: EVGN.TA) is a leading company in leveraging computational biology to design novel products for life-science-based industries. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the CPB platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-chemicals and ag-biologicals. For more information, please visit evogene.com.

Evogene Forward Looking Statements
This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority, as well as a result of the Cornonavirus. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

03/25/20
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Contacts:
Evogene Media Contact:
Rivka Neufeld
Investor Relations and Public Relations Manager
E: IR@evogene.com
T: +972-8-931-1940

Corteva Media Contact:
Kacey Birchmier
Media Relations Manager
E: kacey.birchmier@corteva.com
T: +1 515-535-6149

Evogene US Investor Relations:
Joseph Green
Edison Group
E: jgreen@edisongroup.com
T: +1 646-653-7030

Laine Yonker
Edison Group
E: lyonker@edisongroup.com
T: +1 646-653-7035